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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67919

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Demeter Advisory Group, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 Avenida Santa Margarita
(No. and Street)

San Clemente	**California**	**92672**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Menashe **424-781-4671**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Demeter Advisory Group, LLC

Annual Audit Report

December 31, 2020

ERNST WINTTER & ASSOCIATES LLP
Certified Public Accountants

OATH OR AFFIRMATION

I, **Jeff Menashe**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Demeter Advisory Group, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 2/26/2021 before me, Dauve A. Turner, notary public
Date *Here Insert Name and Title of the Officer*

personally appeared Jeff Alexander Menashe
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DAUVE A. TURNER
Notary Public - California
Los Angeles County
Commission # 2288678
My Comm. Expires May 16, 2023

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company') as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with SEA§240.15c3-3. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 25, 2021

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 339,571
Note and interest receivable	90,219
Prepaid expenses and other assets	6,553
Total Assets	$ 436,343
Liabilities and Member's Equity	
Deferred revenue	$ 20,000
Accrued expenses	9,372
Total Liabilities	29,372
Member's Equity	406,971
Total Liabilities and Member's Equity	$ 436,343

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue		
Investment banking fees	$	815,000
Client reimbursed expense income		4,472
Interest and other income		3,719
Total Revenue		823,191
Expenses		
Professional fees		22,530
Regulatory fees		3,232
Client reimbursable expenses		4,472
Other operating expenses		4,168
Total Expenses		34,402
Net Income	$	788,789

see accompanying notes

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

January 1, 2020	$	68,182
Distributions		(450,000)
Net income		788,789
December 31, 2020	$	406,971

see accompanying notes

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$ 788,789
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Note and interest receivable	(90,219)
Prepaid expenses and other assets	(3,231)
Increase (decrease) in:	
Deferred revenue	(5,000)
Accrued expenses	1,042
Net Cash Provided by Operating Activities	691,381
Cash Flows from Financing Activities	
Distributions	(450,000)
Net Cash Used in Financing Activities	(450,000)
Net Increase in Cash	241,381
Cash at beginning of year	98,190
Cash at End of Year	$ 339,571

see accompanying notes

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2020

1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in San Clemente, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2020, there were no cash equivalents.

Receivables
Accounts and notes receivable represent amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. As of December 31, 2020, no allowance was deemed necessary.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions, private placement advisory services, and valuations. Revenue is recognized at a point in time upon completion of a predetermined specified event as the related performance obligation is to successfully broker a specific transaction. Retainer fees are recognized at the success of the specific transaction.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2020, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

2. Significant Accounting Policies *(continued)*

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2016.

3. Recently Adopted Accounting Standard

ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13")
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Note Receivable

The Company entered into a one year note receivable upon the close of an investment banking fee transaction. The unpaid principal on this note bears interest at a rate of 11.11% for the year and is due on December 23, 2021. As of December 31, 2020, the principal balance of $90,000 and accrued interest of $219 are included in note receivable on the Statement of Financial Condition. The balance is deemed fully collectible.

5. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

5. Revenue from Contracts with Customers *(continued)*

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Banking Fees

Success fees from merger and acquisition engagements are typically calculated as a fixed percentage of the aggregate variable consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). Retainer fees from merger and acquisition engagements are fixed fees received in advance and recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

Disaggregation of Revenue

The following table presents the Company's revenue from contracts with customers by business activity for the year ended December 31, 2020:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 790,000
Investment banking fees – retainer fees	25,000
Reimbursed expense income	4,472
Total	$ 819,472

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was a $90,000 note receivable related to a contract at December 31, 2020.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers totaled $20,000 at December 31, 2020.

Contract Costs

Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2020, there was $4,472 in reimbursable expenses and $4,472 in reimbursed expense income. As of December 31, 2020, there were no capitalized contract costs.

6. Related Party Transactions

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Risk Concentration and Contingencies

For the year ended December 31, 2020, 100% of investment banking fees were earned from one client.

At various times during the year, the Company's cash balances may exceed the FDIC insured limit. The Company has not experienced any losses.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $310,999, which exceeded the requirement by $305,199.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

The impact to the Company's business has been significant as the Company's customers include premium Wine and Spirits Companies that do business with restaurants. As a result, the Company has seen a lower volume of business.

The Company has also taken certain health and safety operational measures and continues to follow government polices and advice.

As the Company continues to adapt, management's outlook is positive related to financial results and liquidity; however, the timeframe and outcome of the pandemic are uncertain.

10. Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net Capital		
Member's equity	$	406,971
Less: Non-allowable assets		
Note and interest receivable		90,219
Prepaid expenses and other assets		6,553
Net Capital	$	310,199
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $29,372 or $5,000, whichever is greater		5,000
Excess Net Capital	$	305,199

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2020)

There were no material differences noted in the Company's net capital computation at December 31, 2020.

see accompanying notes.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

The Company engages in merger and acquisition advisory services, and private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 but is not subject to the requirements as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Demeter Advisory Group, LLC (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities and (2) the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 25, 2021

DEMETER GROUP

SEA 15c3-3 Exemption Report

Demeter Advisory Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Demeter Advisory Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Jeff Menashe
CEO

January 15, 2021